2025 REPORT

Abstinence Spirits USA


ABSTINENCE
ABSTINENCE
ABSTINENCE
ABSTINENCE
ABSTINENCE
Apéritif
Apéritif

LETTER

Dear investors,

Three years in, and this is the first year that has felt like genuine momentum rather than survival. We've grown as a team and deepened our community of non-alcoholic drinkers. We participated in the ICA incubator this year, which helped sharpen how we talk about Abstinence and introduced us to a community of like-minded entrepreneurs in the Bay who are navigating the same roads we are. That kind of clarity and connection is hard to put a number on. And then the business delivered too. Whole Foods on the shelf. Cape Agave in the market. We're a team that's growing and a brand that is building a loyal customer base in a category we helped create. Lots more on the horizon. Looking forward to the future and glad to have you as part of our journey

We need your help!

The best way you can support us right now is by purchasing Abstinence Spirits at

your local Whole Foods Market. And if you've already tried our products, leaving a review on Amazon goes a long way. It drives visibility, builds credibility, and helps new customers find us. Beyond that, if you know any retailers, restaurants, or bars that would be a great fit for Abstinence, or potential investors who should be part of this journey, we'd love a warm introduction. Every connection counts.

Sincerely,

Ranwei Chiang
CEO & Chairperson of Board

David Croudace
VP Finance

James Burns
Director

Keith Stevens
Board Member

How did we do this year?



REPORT CARD

A-

☺ **The Good**

Beat revenue by 8.5% vs. plan, while significantly improving profitability.

Secured placement in Whole Foods across several states, supporting our focus in the natural grocery channel.

Launched Cape Agave, our new mezcal alternative, expanding our portfolio into a key spirit category

☹ The Bad

Came in below our fundraising target. The raise remains open and we're actively working to close it out.

Supply chain disruptions created inventory gaps at critical selling windows.

Decommissioned our Spritz SKUs following weak sell-through and unclear positioning.

2025 At a Glance

January 1 to December 31



$1,008,144 +82%
Revenue



-$179,886
Net Loss



$208,120 +45%
Short Term Debt



$293,459
Raised in 2025



$73,339

$73,339

Cash on Hand

As of 04/16/25

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$552,712

$1,008,144

-$323,313

-$179,886

2024   2025

Net Margin: -18%   Gross Margin: 73%   Return on Assets: -56%   Earnings per Share: -$4.50

Revenue per Employee: $504,072   Cash to Assets: 16%   Revenue to Receivables: 560   Debt Ratio: 65%

📄 Consolidated_Financial_Statements_-_Curated_Beverages_USA_-_FY2023.pdf

📄 Consolidated_Financial_Statements_-_Curated_Beverages_USA_-_FY2022.pdf

📄 Curated_Beverages_USA_Inc_Annual_Financials__Review_Report_-_Final_Executed.pdf

📄 Financial_Statements_-_Curated_Beverages_USA_-_FY25.pdf

We ❤️ Our 51 Investors

Thank You For Believing In Us

Raines Cohen	Robert Frisch	Kathleen JUNGCK	Arvind Manoharan	Adrian Najar	Jodie Chase
Susan Hartman	Matthew Chandler	Vijay Nathan	Vivek Narsimha Dondeti	Len Bilous	Erika Lafata
Sarah Brinkerhoff	Arneisha Copeland	Paul Pugliese	Austin Wilson	Vamsi Garlapati	Shannan Carlson
Danielle Goodson	Delta Croudace	Grace Sumner	Bea Croudace	Kevin Larivee	Brandon Frankel
Rachell FRAZIAN	Kirstin & Yura Vracko	Ranyee Chiang	Ranwei Chiang	Chen Wen Jiang	Colin Carty
Alexander Jentsch	Justin Glasgow	Candace Dein	Abram Sirignano	Leigh Richart	Moses Baranello
Rishi Sood	Kirsten Saul	Justin Desiderio	Mukesh Singh	Nicky Da Silva	Selina Ang
Kelsie Nowicki	Ashmita McKenzie	Vineet Wazir	J K	Lisa Whalen	Michelle DeWitt
Alan George	Jacob Appelbaum				

Thank You!

From the Abstinence Spirits USA Team



Ranwei Chiang in

CEO & Chairperson of Board

Supply Chain and Operations leader in high-growth CPG companies focused on digital and retail expansion in the US and abroad.



Delta Croudace in

VP Revenue & Operations

Category and product leader at Walmart.com and Extend, a venture-backed startup that enabled protection products for more than 600 leading brands.



Gary Leibowitz

Strategic Growth Advisor

25 years experience in the Bev Alc and broader food & beverage sectors. Senior Advisor to McKinsey & Company's consumer practice. Chief...

Details

The Board of Directors

Director	Occupation	Joined
David Croudace	VP Revenue & Operations @ Curated Beverages USA Inc.	2022
Ranwei Chiang	CEO @ Curated Beverages USA Inc.	2022
Keith Stevens	CEO @ Curated Beverages UK Limited	2022
James Burns	Partner @ Mellone Wholesale Produce	2022

Officers

Officer	Title	Joined
Ranwei Chiang	CEO	2022

Voting Power ⊘

Holder	Securities Held	Voting Power
Ranwei Chiang	19,525 Common Stock	48.8%
Curated Beverages UK Limited	16,475 Common stock (no more than 50% owners of this entity)	41.2%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2022	$74,980	Common Stock	Other

04/2022	$88,279	Common Stock	Other
04/2022	$436	Common Stock	Other
06/2023	$78,000	Preferred Stock	Other
12/2023	$60,000	Safe	Other
01/2024	$50,000	Safe	Other
07/2024	$50,000	Safe	Other
08/2024	$127,500	Safe	Other
08/2024	$105,000	Safe	Other
05/2025	$133,459		4(a)(6)
12/2025	$35,000	Safe	Other
12/2025	$10,000	Safe	Other
12/2025	$25,000	Safe	Other
12/2025	$65,000	Safe	Other
12/2025	$25,000	Safe	Other

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	3,900	3,900	Yes
Common	96,100	36,100	Yes

Warrants:	1,000
Options:	0

Form C Risks:

The non-alcoholic spirits industry is relatively new, and consumer preferences may change, impacting demand for our products.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in

attracting and retaining other personnel we require to successfully grow our business.

Abstinence has developed an all-natural botanical spirit range that has gained initial traction with target consumers. Failure to consistently innovate or differentiate products could affect customer retention and growth.

Our growth assumptions depend on onboarding with regional and national retailers. If we do not hit these account goals, our revenue projections could be significantly lower.

Our products are produced and imported from South Africa, creating additional risks of shipping costs, delays, or international stability risks. We plan to lower these risks and costs in the future by bringing part or all of the manufacturing to the U.S.

The non-alcoholic spirits market is increasingly competitive, with new brands entering regularly. While it would be challenging for newcomers to replicate the diverse product range that Abstinence Spirits has developed, each of our offerings may face heightened competition within its specific category. Additionally, recent acquisitions of established non-alcoholic brands by large alcohol companies may lead to increased customer acquisition costs due to intensified marketing from these well-resourced competitors. However, we see these acquisitions as validation of the sector's growth and potential, indicating that exit opportunities could be available as the market continues to mature.

Cash flow management is crucial for growing companies. If Abstinence Spirits is unable to secure additional funding or manage cash flow effectively, it could impact expansion and operational continuity.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;

to an accredited investor

to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Curated Beverages USA Inc.

Delaware Corporation
Organized April 2022
2 employees
4178 Emerald St
Oakland CA 94609 http://drinkabstinence.com

Business Description

Refer to the Abstinence Spirits USA profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Abstinence Spirits USA has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

N/A

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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